Exhibit 99.1

Tempo Offices, Unit B9,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

18 February 2015

ASX ANNOUNCEMENT

Successful Completion of Company Transformation

- 40.28 cents per Share Value Accretion -

- Positioned for Future Growth –

Mission NewEnergy Limited (ASX: MBT) announces today that it has successfully completed the company transformation plan commenced in 2012. Management have continued to improve the balance sheet and restructure the Company’s operations achieving major milestones in 2013 and 2014.

Today Mission is pleased to announce the achievement of the final step of the transformation plan being:

•	Completion of the sale of its 250,000 tpa biodiesel refinery for US$22.5 million
•	Settlement of all outstanding convertible note debt of approximately A$25 million
•	Retention of a 20% stake in a highly prospective Joint Venture with the world’s largest oil palm plantation company and one of the United States’ most promising disruptive fuels technology providers
•	Retention of approximately two years in general working capital to cover operational and legal expenses

Mission has added 40.28 cents per share of asset value on a fully diluted basis from this Transaction including 10.44 cents per share of cash and enterprise value of Mission’s interest in the Joint Venture of 29.84 cents per share.

Being well capitalized and with all debt removed, the company is focused on driving its Joint Venture interest and is now capable of executing on new opportunities.

As a result of the transaction all secured claims (including SLW International and Mission) on Mission Biofuels Sdn Bhd and the refinery have been unconditionally and fully released. Mission also expects to show an impairment reversal of A$27.5 million in the half year financials to 31 December 2014.

About Convertible Note Settlement:

Note holders agreed to the settlement of the entire outstanding amount of convertible notes of approximately A$25 million in exchange for US$12 million (approximately A$15.4 million) from the proceeds of the sale of the refinery, 100% of Mission’s ownership in Oleovest Pte Ltd and Mission Agro Energy Ltd and a contingent claim on any proceeds returned to Mission from contractual deposits held back from the sale of the refinery. Both Oleovest and Mission Agro are dormant company with negative shareholders’ funds.

About Mission’s Joint Venture:

The Joint Venture is expected to generate significant free cashflow for Mission through the production and sale of low cost sustainable biofuels into mandated markets of the United States and Malaysia once the plant is refurbished and retro-fitted with Benefuel’s ENSEL technology.

The 20% in the joint venture comes from re-investment of US$2.85 million in cash from the sale of the refinery proceeds to the Joint Venture.

The remaining cash from the proceeds of the refinery sale have been utilised to comply with a consent order recorded by the high court of Malaysia, settle secured inter company loans, other contractual deposits as part of the sale agreement and the balance to be used for general working capital purposes.

Share Issue

Mission has today issued 15,000,000 shares pursuant to shareholder approval on 27 October 2015 and ASX waiver announced on 9 February 2015.

-Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +61 8 6313 3975

Email: james@missionnewenergy.com

About Felda Global Ventures Downstream Sdn Bhd

FGVD is a wholly owned subsidiary of Felda Global Ventures Holdings Berhad (FGV), a public company incorporated in Malaysia and listed on the Malaysia Stock Exchange.

FGV is a leading globally-integrated, diversified agri-business focused on the whole supply chain of palm oil, rubber, sugar manufacturing and downstream activities in oils & fats and oleo-chemicals. FGV operates globally in more than 10 countries across 4 continents - North America, Europe, Asia, and Australia .

On 28 June 2012, the company was listed on the main market of Bursa Malaysia Securities Berhad with a market capitalisation exceeding US$5 billion as at 31 December 2013.

FGV as part of FELDA Group, is the world's largest palm oil producer and oil palm plantation operator, based on planted hectarage. FGV is the world's largest Crude Palm Oil (CPO) producer and the second largest Malaysian palm oil refiner.

With more than 19,000 people in the group from our subsidiaries as well as joint-venture companies and associates, FGV aspires to be one of the top 10 agri-business conglomerate in the world by 2020.

For more information, please visit their website at www.feldaglobal.com.

About Benefuels Inc

Benefuel Inc. is a US company who have developed a groundbreaking and first to market refining technology. Benefuel holds the exclusive global license to the ENSEL® technology with 6 patents issued and 50 others in various jurisdictions and stages of prosecution.

Benefuel’s ENSEL® technology can successfully process low-cost, high free fatty acid (“FFA”) feedstocks into high quality biodiesel with high yields in a single step, affording it lower production costs compared to conventional high FFA conversion processes.

The ENSEL® technology is a solid catalyst refining technology and is uniquely positioned to easily retrofit Mission’s Kuantan plant, which currently is the only solid catalyst facility in Asia.

The technology has been successfully demonstrated at two, independent, fully integrated, demonstration plants using a wide variety of low-cost, non-food based feedstocks.

For more information on Benefuel Inc, please visit their website at www.benefuel.net